UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE TEXT OF THIS FORM 6-K (EXCLUDING ITS EXHIBITS), IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Explanatory Note

Ellomay Capital Ltd. (the “Company”) hereby announces that on January 24, 2023, it published through the filing system of the Israel Securities Authority (the “ISA”) and the Tel Aviv Stock Exchange (“TASE”) a draft shelf offering report (the “Draft Report”) for the offering, in Israel only (the “Offering”), of a new Series E Debentures (the “Debentures”).

As previously announced by the Company, the deed of trust governing the Debentures includes an undertaking by the Company to register the following pledges to secure the Company’s payment undertakings to the holders of the Debentures:

(i)
a fixed pledge on shares of U. Dori Energy Infrastructure Ltd. (“Dori Energy”), an Israeli private company, held indirectly by the Company (through Ellomay Clean Energy LP, an Israeli limited partnership wholly-owned by the Company). The shares that will be pledged by Ellomay Clean Energy LP represent a 50% ownership of Dori Energy, which holds 18.75% of Dorad Energy Ltd. (“Dorad”);

(ii)
a floating pledge and an assignment by way of a pledge of, and with respect to, Ellomay Clean Energy LP’s rights and agreements in connection with shareholder’s loans provided by Ellomay Clean Energy LP to Dori Energy; and

(iii)	the rights of the Company and Ellomay Clean Energy LP in and to a trust account in the name of the trustee on the Debentures.

Based on the requirements of the ISA, the Draft Report includes information concerning Dori Energy and Dorad in accordance with the Israeli securities regulation, attached hereto as Exhibit 99.1, and condensed interim financial statements of Dori Energy as of and for the nine month period ended September 30, 2022 (in Hebrew) that were prepared in accordance with International Financial Reporting Standards, an English summary of which is attached hereto as Exhibit 99.2.

The Draft Report includes an overview of certain recent developments, including information concerning an extension (currently until December 31, 2023) of the Spanish Royal Decree-Law 17/2021 of September 14, 2021 (“RDL 17/2021”), which entered into force on September 16, 2021. RDL 17/2021 established the reduction, initially until March 31, 2022, of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. This reduction and payments are recorded as part of the operating expenses of the relevant facilities.

The execution of the possible public offering described herein, its terms, scope and timing, are subject to approval by the Company’s board of directors, the receipt of regulatory approvals, including the approval of the ISA for the publication of a shelf offering report under the Company’s Israeli shelf prospectus, the approval of the TASE for the listing of the Debentures for trading, and other factors such as market conditions. Accordingly, there can be no assurance that the public offering will be consummated or as to the terms and timing thereof.

The public offering described in this report, if made, will be made in Israel only and not to U.S. persons. The Debentures, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933. Nothing in this report constitutes a public offering or an invitation to purchase the Company’s securities.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management or Dorad’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s or Dorad’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company or Dorad may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the forward-looking statements included in this report. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including the impact of the Covid-19 pandemic, the impact of the war between Russia and Ukraine, changes in inflation and interest rates, changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s and Dorad’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F and in Exhibit 99.1 included herein. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit Index

This Report on Form 6-K of Ellomay Capital Ltd. includes of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1	-	Disclosure concerning Dori Energy and Dorad from the Draft Report.

Exhibit 99.2	-
Summary Financial Results of U. Dori Energy Infrastructure Ltd. as of and for the nine month period ended September 30, 2022 (summary of Hebrew version, the original language was included in the Draft Report and is available upon request).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By: /s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: January 25, 2023